Exhibit 99.1

News Release

FOR IMMEDIATE RELEASE

Suncor Energy reports second quarter 2021 results

Unless otherwise noted, all financial figures are unaudited, presented in Canadian dollars (Cdn$), and have been prepared in accordance with International Financial Reporting Standards (IFRS), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board. Production volumes are presented on a working-interest basis, before royalties, except for production values from the company's Libya operations, which are presented on an economic basis. Certain financial measures referred to in this news release (funds from operations, operating earnings (loss) and free funds flow) are not prescribed by Canadian generally accepted accounting principles (GAAP). See the Non-GAAP Financial Measures section of this news release. References to Oil Sands operations exclude Suncor Energy Inc.’s interest in Fort Hills and Syncrude.

Calgary, Alberta (July 28, 2021) – “Suncor generated $2.4 billion in funds from operations in the quarter while also completing significant turnaround activities in the upstream and downstream businesses,” said Mark Little, president and chief executive officer. “The improved cash generation enabled us to increase shareholder returns to approximately $1.0 billion, representing approximately 40% of our funds from operations and we’re targeting further debt reduction in the latter half of the year in line with our previously announced capital allocation strategy.”

•	Funds from operations increased to $2.362 billion ($1.57 per common share) in the second quarter of 2021, compared to $488 million ($0.32 per common share) in the prior year quarter. Cash flow provided by operating activities, which includes changes in non-cash working capital, was $2.086 billion ($1.39 per common share) in the second quarter of 2021, compared to cash flow used in operating activities of $768 million ($0.50 per common share) in the prior year quarter.

•	The company recorded operating earnings[1] of $722 million ($0.48 per common share) in the second quarter of 2021 compared to an operating loss of $1.345 billion ($0.88 per common share) in the prior year quarter. The company had net earnings of $868 million ($0.58 per common share) in the second quarter of 2021, compared to a net loss of $614 million ($0.40 per common share) in the prior year quarter.

•	Suncor’s total upstream production increased to 699,700 barrels of oil equivalent per day (boe/d) in the second quarter of 2021, compared to 655,500 boe/d in the prior year quarter, due to strong Oil Sands operations production including record In Situ volumes, partially offset by the impact of planned turnaround maintenance at Syncrude.

•	Significant turnaround activities were completed at Syncrude, Buzzard and across all of the company’s refineries during the second quarter of 2021.The company exited the quarter with refinery utilization of approximately 94%, and with Syncrude and Buzzard having returned to production, the company is set up for a strong second half of the year.

•	Canadian gasoline and diesel demand in the second quarter of 2021 is estimated to be 13%[2] below the comparable pre-COVID-19 period in 2019, reflecting the continued COVID-19 related restrictions across Canada. With the lifting of many restrictions in July, gasoline and diesel demand is estimated to have improved to 6%[2] below the comparable 2019 levels.

•	The company shared its updated strategy, which focuses on increasing shareholder returns while accelerating its greenhouse gas (GHG) emissions reduction targets, growing its business in low GHG fuels, electricity and hydrogen, sustaining and optimizing its base business and transforming its GHG footprint to be a net-zero company by 2050.

Suncor Energy
150 6 Avenue S.W. Calgary, Alberta T2P 3E3
suncor.com

•	Suncor, together with four industry partners representing 90% of Canada’s oil sands production, announced the Oil Sands Pathways to Net Zero alliance whose initiative is aimed at working collectively with the federal and Alberta governments to achieve net-zero GHG emissions from oil sands operations by 2050.

•	In the second quarter of 2021, Suncor remained focused on maximizing the return to its shareholders through the repurchase of approximately 23 million common shares for $643 million under the company’s share repurchase program, and payment of $315 million of dividends. Share repurchases in the quarter represent 1.5% of Suncor’s issued and outstanding common shares as at January 31, 2021. Since the start of the normal course issuer program (NCIB) in February 2021, the company has repurchased $961 million in common shares, representing approximately 35 million common shares at an average share price of $27.47 per common share, or the equivalent of 2.3% of Suncor’s issued and outstanding common shares as at January 31, 2021.

•	Subsequent to the second quarter of 2021, Suncor’s Board of Directors (the Board) approved an increase to the company’s share repurchase program to approximately 5% of the company’s outstanding common shares as at January 31, 2021. Concurrently, the Toronto Stock Exchange (TSX) accepted a notice to increase the maximum number of common shares the company may repurchase pursuant to its NCIB to approximately 5%. The increase to the program demonstrates management’s confidence in the company’s ability to generate cash flow and its commitment to return cash to shareholders.

Financial Results

Operating Earnings (Loss)

Suncor’s second quarter 2021 operating earnings were $722 million ($0.48 per common share), compared to an operating loss of $1.345 billion ($0.88 per common share) in the prior year quarter. In the second quarter of 2021, crude oil and refined product realizations increased significantly compared to the prior year quarter, which reflected the impact of the unprecedented decline in transportation fuel demand, due to the impacts of the COVID-19 pandemic, and the increase in OPEC+ crude supply. The improving business environment in the second quarter of 2021 also resulted in a net inventory valuation gain, reflecting a first-in, first-out gain as a result of the increasing value of refinery feedstock. Operating earnings were partially offset by an increase in royalties and operating expenses associated with Suncor’s increased production in the second quarter of 2021 and reflected lower costs in the prior year quarter related to specific measures taken by the company to reduce operating costs in response to the COVID-19 pandemic.

Net Earnings (Loss)

Suncor’s net earnings were $868 million ($0.58 per common share) in the second quarter of 2021, compared to a net loss of $614 million ($0.40 per common share) in the prior year quarter. In addition to the factors impacting operating earnings (loss) discussed above, net earnings for the second quarter of 2021 included a $156 million unrealized after-tax foreign exchange gain on the revaluation of U.S. dollar denominated debt and a $10 million after-tax unrealized loss on risk management activities. The net loss in the prior year quarter included a $478 million unrealized after-tax foreign exchange gain on the revaluation of U.S. dollar denominated debt and a $144 million after-tax unrealized loss on risk management activities.

Funds from Operations and Cash Flow Provided by (Used in) Operating Activities

Funds from operations were $2.362 billion ($1.57 per common share) in the second quarter of 2021, compared to $488 million ($0.32 per common share) in the second quarter of 2020. Funds from operations were influenced by the same factors impacting operating earnings (loss) noted above.

Cash flow provided by operating activities, which includes changes in non-cash working capital, was $2.086 billion ($1.39 per common share) for the second quarter of 2021, compared to cash flow used in operating activities of $768 million ($0.50 per common share) in the prior year quarter. In addition to the factors noted above, cash flow provided by operating activities was further impacted by a use of cash associated with the company’s working capital balances in both periods. The use of cash in the second quarter of 2021 was primarily due to an increase in production and commodity prices at the end of the quarter, resulting in an increase in accounts receivable and inventory balances, which was partially offset by a decrease in income tax receivable balances related to the receipt of a portion of the company’s 2020 income tax refund.

Operating Results

Suncor’s total upstream production increased to 699,700 boe/d in the second quarter of 2021, compared to 655,500 boe/d in the prior year quarter, reflecting strong Oil Sands operations production during the quarter, partially offset by the impact of planned turnaround maintenance at Syncrude. The prior year quarter was impacted by the significant decline in crude oil demand due to the impacts of the COVID-19 pandemic.

The company’s net synthetic crude oil production increased to 437,200 barrels per day (bbls/d) in the second quarter of 2021 from 436,600 bbls/d in the second quarter of 2020. Strong mining and upgrading performance at Oil Sands Base resulted in upgrader utilization of 96%, compared to 93% in the prior year quarter. At Syncrude, both periods were impacted by planned maintenance, and following the completion of planned turnaround activities in the second quarter of 2021, Syncrude ramped up to full operating rates subsequent to the end of the quarter. Due to the impacts of the COVID-19 pandemic in the Fort McMurray region, the company staggered its planned turnarounds at Oil Sands Base plant Upgrader 2 and Syncrude, resulting in the deferral of the Oil Sands Base turnaround to the third quarter of 2021. This decision supported the safe and efficient completion of the Syncrude turnaround activities and minimized the overlap between the two assets. The deferral of the turnaround activities at Oil Sands Base is not anticipated to impact annual production volumes and has been reflected in the company’s 2021 guidance. Suncor continues to work with the community of Fort McMurray, various levels of government and other industry stakeholders to accelerate rapid testing and vaccinations in the region.

The company’s non-upgraded bitumen production increased to 178,500 bbls/d in the second quarter of 2021 from 117,100 bbls/d in the prior year quarter, which, for the second quarter in a row, included the best In Situ quarterly production in the company’s history. During the quarter, the increase in non-upgraded production to market was further supported by strong mining performance at Oil Sands Base, which resulted in less Firebag volumes utilized at the upgrader and overall higher Oil Sands operations production volumes. At MacKay River, production in the prior year quarter was impacted by an outage that occurred in late 2019.

Production at Fort Hills during the quarter reflected the previously communicated change in the mine ramp up strategy.  This strategy is principally focused on building ore inventory as appropriate ore inventory levels are required to operate the plant at 90% of nameplate capacity on a two-train operation. By the end of the quarter, ore inventory build was slower than expected with access to additional contract equipment and labour being more constrained than expected. Access to additional resources has increased and we anticipate being at expected contractor capacity by August 2021. Subsequent to the quarter, slope instability on the south side of the mine, which contains the majority of the exposed ore, will require overburden removal to occur earlier than expected to provide full access to the exposed ore and maintain slope integrity. This activity is underway and is expected to be completed by the end of 2021. As a result, Fort Hills plans to continue at the current production level for the remainder of the year, with a transition to both primary extraction trains beginning in late 2021 to enable full production in early 2022. 2021 annual guidance for Fort Hills production and Fort Hills cash operating costs have been updated to reflect these changes.

Exploration and Production (E&P) production during the second quarter of 2021 decreased to 84,000 boe/d from 101,800 boe/d in the prior year quarter, primarily due to planned turnaround activities at Buzzard and natural declines. Both periods were impacted by the absence of production from Terra Nova as the asset has remained off-line since the fourth quarter of 2019. During the second quarter of 2021, the company announced that the co-owners of the Terra Nova Floating, Production, Storage and Offloading facility and associated Terra Nova Field have reached an agreement, in principle, to restructure the project ownership and provide short-term funding towards continuing the development of the Asset Life Extension Project, with the intent to move to a sanction decision in the third quarter of 2021. The agreement is subject to finalized terms and approval from all parties to the agreement and is contingent upon the previously disclosed royalty and financial support from the Government of Newfoundland & Labrador.

Refinery crude throughput was 325,300 bbls/d and refinery utilization was 70% in the second quarter of 2021, compared to refinery crude throughput of 350,400 bbls/d and refinery utilization of 76% in the prior year quarter, reflecting planned turnaround activities in the current quarter and reduced rates in response to lower demand due to the COVID-19 pandemic in the prior year quarter. During the second quarter of 2021, the company completed turnaround activities for the year across all its refineries, enabling them to exit the quarter with a refinery utilization of approximately 94%. Refined product sales in the second quarter of 2021 increased to 463,300 bbls/d, compared to 438,800 bbls/d in the prior year quarter, due to improved refined product demand and a draw in product inventory as we strategically built inventory in support of significant planned turnaround activities and an improving business environment. With the completion of turnarounds across the company’s refineries and the phased lifting of COVID-19-related restrictions, the company is positioned to capture improved margins in the second half of the year as domestic demand continues to recover towards pre-pandemic levels.

“In the first half of 2021, we achieved strong Oil Sands Base mining and upgrading production and consecutive quarterly production records at In Situ leading to the best start to the year in the company’s history at Oil Sands operations,” said Little. “During the quarter we completed significant turnaround activities at Syncrude and across all our refineries. Following the quarter, we’ve ramped up our assets and are positioned for a strong second half of 2021.”

The company’s total operating, selling and general expenses increased to $2.720 billion in the second quarter of 2021 from $2.129 billion in the prior year quarter due to increased production at Oil Sands Base, and higher planned maintenance that was conducted at the same time as the planned turnaround activities at Syncrude. These expenses were partially offset by cost reductions related to digital technology and transformation initiatives. Increased production in the quarter resulted in higher absolute costs but lower cash operating costs per barrel at Oil Sands operations, despite a significant increase in natural gas prices compared to the prior year quarter. The prior year quarter reflected lower costs related to specific measures taken by the company to reduce operating costs in response to the COVID-19 pandemic and was also favourably impacted by the Government of Canada’s Emergency Wage Subsidy.

Strategy Update

In May, Suncor held its investor day event to outline the company’s medium-term corporate outlook, provide an update on the progress made to date on its $2.15 billion incremental free funds flow target and discuss other strategic objectives. In the near term the company expects to continue to execute its plans to structurally lower its cost base and improve productivity, including ensuring the smooth transition of Syncrude operatorship and continuing Suncor’s digital transformation. Once Syncrude operatorship is transferred, gross synergies of approximately $100 million are expected for the joint venture owners within the first six months with an additional $200 million through 2022-2023. Building on the achievements in 2020, which included debottlenecks and tailings management, initiatives in 2021 such as mine optimization and digital, process and technology projects are expected to contribute to the company's $2.15 billion incremental free funds flow target.

Suncor also announced its new strategic objective to become a net-zero GHG emissions company by 2050 (on emissions produced from running its facilities, including those it has a working interest in) and to substantially contribute to society’s net-zero ambitions. While Suncor will continue to track and report emissions intensity, the company has set a more ambitious near-term goal to better align with its objective to reach net-zero emissions and to provide a clearer way to demonstrate progress: targeting annual emissions reductions of 10 megatonnes across its value chain by 2030. Suncor plans to achieve this by reducing its base business emissions, investing in profitable low emissions ventures and technologies, taking actions that reduce others’ emissions and investing in offsets outside its business. Additionally, Suncor, together with Canadian Natural Resources, Cenovus Energy, Imperial Oil and MEG Energy – who together operate 90% of oil sands production – announced the Oil Sands Pathways to Net Zero alliance. The goal of this alliance is to work collectively with the federal and Alberta governments to achieve net-zero GHG emissions from oil sands operations by 2050. The Pathways initiative will explore several parallel pathways to address GHG emissions, including the creation of a Carbon Capture, Utilization and Storage trunkline connected to a carbon sequestration hub to enable multi-sector ‘tie-in’ projects as well as the implementation of other next-generation technologies.

Suncor’s new strategic objectives and targets around absolute GHG emissions reductions will be supported by pragmatic and economic investments that are part of – or synergistic with – the company’s core capabilities. This includes investments in the cogeneration facility at Oil Sands and the Forty Mile Wind Power Project, which are expected to generate mid-teen returns. Additionally, during the second quarter of 2021, Suncor and ATCO Ltd. announced a partnership on a potential world-scale clean hydrogen project to be developed in Alberta, Canada. A sanctioning decision is expected in 2024 and the facility could be operational as early as 2028, provided it has the required regulatory and fiscal support to render it economic.

The company also recently released its 2021 Report on Sustainability and Climate Report, marking over 25 years of dedication to improve sustainability performance and increase transparency and reporting. The details of Suncor’s new GHG emissions reductions objectives can be accessed at sustainability.suncor.com.

“We continue to progress on our ambition to be Canada’s leading energy company – focusing on increasing shareholder returns while accelerating our GHG emissions reduction targets,” said Little. “Our strategy will optimize the value of our base business, improving its cost and capital efficiency, while supplementing it with economically robust energy expansion investments that will contribute to increasing free funds flow. This balance will be critical to increasing our shareholder returns, fortifying our balance sheet while significantly lowering GHG emissions by 2030 and progressing to net zero by 2050.”

The updated strategy and progress on the company’s GHG emissions reduction objectives will continue to be underpinned by capital discipline. The company has set an annual ceiling for total capital expenditures of $5 billion, including lowered sustaining and economic capital, to sustain its base business while investing in energy expansion and building out its low-carbon business. Over the medium-term, Suncor expects to allocate approximately 10% of its annual capital budget (approximately $500 million per year) on investments that are intended to advance its lower-carbon energy offering.

The company plans to allocate incremental funds to shareholder returns in the form of dividends and share buybacks as well as towards debt reduction, with the company targeting absolute net debt, inclusive of leases, of $12 - $15 billion by 2025. Dividends are expected to increase in line with the $2.15 billion incremental free funds flow growth, with additional free funds flow being allocated to share buybacks.

To accelerate reaching these debt reduction targets, in 2021 the company plans to allocate two-thirds of its annual free funds flow, after its dividend, towards debt reductions and one-third toward shareholder cash returns through share buybacks. In the second quarter of 2021, the company returned $958 million to shareholders, including $643 million in common share repurchases and $315 million in dividends paid. Since the start of the NCIB program in February 2021, the company has repurchased $961 million in common shares, representing approximately 35 million common shares at an average share price of $27.47 per common share, or the equivalent of 2.3% of Suncor’s issued and outstanding common shares as at January 31, 2021.

Subsequent to the second quarter of 2021, the Board approved an increase to the company’s share repurchase program to approximately 5% of the company’s outstanding common shares as at January 31, 2021. Concurrently, the TSX accepted a notice to increase the maximum number of common shares the company may repurchase pursuant to its NCIB to approximately 5%. The increase to the program demonstrates management’s confidence in the company’s ability to generate cash flow and its commitment to return cash to shareholders.

Subsequent to June 30, 2021, the agreement for the sale of Suncor’s 26.69% working interest in the Golden Eagle Area Development was approved by the purchaser’s shareholders with financing conditions met. The effective date of the sale is January 1, 2021 for gross proceeds of US$325 million and contingent consideration up to US$50 million before closing adjustments and other closing costs and is expected to close in the third quarter of 2021.

Operating Earnings (Loss) Reconciliation(1)

	Three months ended June 30		Six months ended June 30
($ millions)	2021	2020	2021	2020
Net earnings (loss)	868	(614)	1 689	(4 139)
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(156)	(478)	(337)	543
Unrealized loss (gain) on risk management activities(2)	10	144	(10)	32
Restructuring charge(3)	-	-	126	-
Asset impairment(4)	-	-	-	1 798
Impact of inventory write-down to net realizable value(5)	-	(397)	-	-
Operating earnings (loss)(1)(2)	722	(1 345)	1 468	(1 766)

(1)	Operating earnings (loss) is a non-GAAP financial measure. All reconciling items are presented on an after-tax basis. See the Non-GAAP Financial Measures Advisory section of this news release.

(2)	Beginning in the first quarter of 2021, the company has revised its calculation of operating earnings, a non-GAAP financial measure, to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value to better align the earnings impact of the activity with the underlying items being risk-managed. Prior period comparatives have been restated to reflect this change.

(3)	Restructuring charge in the Corporate segment recorded in the first quarter of 2021.

(4)	During the first quarter of 2020, the company recorded non-cash after-tax impairment charges of $1.376 billion on its share of the Fort Hills assets, in the Oil Sands segment, and $422 million against its share of the White Rose and Terra Nova assets, in the E&P segment, due to a decline in forecasted crude oil prices as a result of decreased global demand due to the COVID-19 pandemic and changes to their respective capital, operating and production plans.

(5)	During the first quarter of 2020, the company recorded an after-tax hydrocarbon inventory write-down to net realizable value of $177 million in the Oil Sands segment and $220 million in the Refining and Marketing (R&M) segment as a result of a significant decline in benchmarks and demand for crude oil and refined products due to COVID-19 mitigation efforts. The full hydrocarbon inventory write-down of $397 million after-tax was excluded from operating earnings and funds from operations in the first quarter of 2020, and realized through operating earnings and funds from operations in the second quarter of 2020 when the product was sold.

Corporate Guidance

Suncor has updated its full-year business environment outlook assumptions for Brent Sullom Voe from US$63.00/bbl to US$68.00/bbl, WTI at Cushing from US$60.00/bbl to US$65.00/bbl, WCS at Hardisty from US$48.00/bbl to US$52.00/bbl, New York Harbor 2-1-1 crack from US$17.00/bbl to US$18.00/bbl and AECO-C Spot from $2.50/GJ to $3.50/GJ, due to improvements in key forward curve pricing for the remainder of the year. As a result of these updates, the full-year current income tax expense range has increased from $1.0 billion – $1.3 billion to $1.2 billion – $1.5 billion.

In addition, the production range for Fort Hills has been updated from 65,000 – 85,000 bbls/d to 45,000 – 55,000 bbls/d reflecting additional work required to maintain slope integrity on the south side of the mine. As a result, Fort Hills cash operating costs per barrel have been updated from $25.00 - $29.00 to $37.00 - $42.00.

Suncor has also modified its capital expenditure allocation between business areas to reflect lower spending at East Coast Canada projects in E&P, offset by increased scope of refinery turnaround activities in R&M. As a result, Upstream E&P capital expenditure guidance has been reduced from $350 - $450 million to $300 - $400 million, and Downstream capital expenditure guidance has been increased from $700 - $800 million to $750 - $850 million. The overall capital expenditure range for the company remains unchanged.

For further details and advisories regarding Suncor’s 2021 annual guidance, see suncor.com/guidance.

Normal Course Issuer Bid

Subsequent to the second quarter of 2021, Suncor received approval from the TSX to amend its existing NCIB effective as of the close of markets on July 30, 2021, to purchase common shares through the facilities of the TSX, New York Stock Exchange and/or alternative trading platforms. The notice provides that Suncor may increase the maximum number of common shares that may be repurchased in the period beginning February 8, 2021, and ending February 7, 2022, from 44,000,000 common shares, or approximately 2.9% of Suncor’s issued and outstanding common shares as at January 31, 2021, to 76,250,000 common shares, or approximately 5% of Suncor’s issued and outstanding common shares as at January 31, 2021. No other terms of the NCIB have been amended.

Between February 8, 2021 and July 26, 2021 and pursuant to the NCIB, Suncor has already repurchased approximately $1.142 billion of common shares on the open market, representing 41,501,992 common shares. Pursuant to the NCIB (as amended), Suncor has agreed that it will not purchase more than 76,250,000 common shares.

The actual number of common shares that may be purchased and the timing of any such purchases will be determined by Suncor. Suncor believes that, depending on the trading price of its common shares and other relevant factors, purchasing its own shares represents an attractive investment opportunity and is in the best interests of the company and its shareholders. The company does not expect that the decision to allocate cash to repurchase shares will affect its long-term growth strategy.

Non-GAAP Financial Measures

Certain financial measures referred to in this news release (funds from operations, operating earnings (loss) and free funds flow) are not prescribed by GAAP. Operating earnings (loss) is defined in the Non-GAAP Financial Measures Advisory section of Suncor's management's discussion and analysis dated July 28, 2021 (the MD&A) and reconciled to the most directly comparable GAAP measure in the Consolidated Financial Information and Segment Results and Analysis sections of the MD&A. Beginning in the first quarter of 2021, the company has revised its calculation of operating earnings to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value to better align the earnings impact of the activity with the underlying items being risk-managed. Prior period comparatives have been restated to reflect this change. Funds from operations and free funds flow are defined and reconciled, where applicable, to the most directly comparable GAAP measures in the Non-GAAP Financial Measures Advisory section of the MD&A. These non-GAAP financial measures are included because management uses this information to analyze business performance, leverage and liquidity and it may be useful to investors on the same basis. These non-GAAP measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements in this news release include references to: Suncor’s capital allocation strategy, including that: it is targeting further debt reductions in the latter half of the year, the annual ceiling Suncor has set with respect to total capital expenditures of $5 billion annually to sustain its base business while investing in energy expansion and building out its low carbon business, its expectation that over the medium term Suncor will allocate approximately 10% of its annual capital budget (approximately $500 million per year) on investments that are intended to advance its lower-carbon energy offering, its plans to allocate incremental funds to shareholder returns in the form of dividends and share buybacks as well as towards debt reduction with the company targeting absolute net debt (inclusive of capital leases) of $12 – $15 billion by 2025, it expects dividends to increase in line with its $2.15 billion incremental free funds flow target with additional free funds flow being allocated to share buybacks, and the plans the company will take to accelerate reaching its debt reduction targets; Suncor’s updated strategy which focuses on increasing shareholder returns while accelerating its GHG emissions reduction targets, growing its business in low GHG fuels, electricity, and hydrogen, sustaining and optimizing its base business and transforming its GHG footprint to be a net-zero company by 2050; statements surrounding Suncor’s recently announced strategic objective to become a net zero GHG emissions company by 2050 on emissions produced from running its facilities, including those it has a working interest in, and to substantially contribute to society’s net zero ambitions and its target of reducing its annual emissions by 10 megatonnes across its value chain by 2030 and its plans on how to achieve these goals; Suncor’s initiative, together with four industry partners and collectively with the federal and Alberta governments, to achieve net-zero GHG emissions from oil sands operations by 2050 and the steps this initiative will explore to address GHG emissions, including the creation of a Carbon Capture, Utilization and Storage trunkline as well as the implementation of other next generation technologies; Suncor’s expectation regarding Fort Hills’ ramp up strategy, including its belief that it will be at expected contractor capacity by August 2021, that overburden removal activity will be completed by the end of 2021 and its plan to continue at the current production level for the remainder of the year, with a transition to both primary extraction trains beginning in late 2021 to enable full production in early 2022; Suncor’s expectations with respect to the Terra Nova Floating, Production, Storage and Offloading facility and associated Terra Nova Field and the Asset Life Extension Project, including that a sanction decision will occur in the third quarter of 2021; the company’s belief that, with the completion of turnarounds across all of the company’s refineries, Buzzard and Syncrude (and with Syncrude and Buzzard having returned to production), Suncor will be able to ramp up its assets and position them for a strong second half of 2021 and that, together with the completion of turnarounds, the phased lifting of restrictions will position Suncor to capture improved margins in the second half of the year as domestic demand continues to recover towards pre- pandemic levels; Suncor’s plan to continue to structurally lower its cost base and improve productivity, including ensuring the smooth transition of Syncrude operatorship and continue its digital transformation; the expectation that, once operatorship of Syncrude is transferred, that there will be gross synergies of approximately $100 million for the joint venture owners within the first six months with an additional $200 million through 2022-2023; Suncor’s expectation that initiatives undertaken in 2021 such as mine optimization and digital, process and technology projects will contribute to the company’s $2.15 billion free funds flow target; statements surrounding the cogeneration project at Oil Sands Base to replace the existing coke-fired boilers, the Forty Mile Wind Power Project and the recently announced partnership on a potential world-scale clean hydrogen project in Alberta with ATCO Ltd., including expectations on timing and the impact these projects will have on Suncor’s new strategic carbon objectives and targets around absolute carbon emissions reductions; Suncor’s ambition to be Canada’s leading energy company by focusing on increasing shareholder returns while accelerating its GHG emissions reductions target and that its strategy will optimize the value of its base business and improve its cost and capital efficiency while supplementing it with economically robust energy expansion investments that will contribute to increasing free funds flow; Suncor’s expectation that its updated strategy and progress on its carbon objectives will continue to be underpinned by capital discipline; Suncor's expectation that the sale of its 26.69% working interest in the Golden Eagle Area Development will close in the third quarter of 2021; statements with respect to planned maintenance events and the timing thereof, including the planned maintenance turnaround at Oil Sands Base plant Upgrader 2; and Suncor’s full-year outlook range on Upstream E&P capital expenditures, Downstream capital expenditures, Fort Hills production, Fort Hills cash operating costs and current income taxes as well as business environment outlook assumptions for Brent Sullom Voe, WTI at Cushing, WCS at Hardisty, New York Harbor 2-1-1 crack and AECO-C Spot. In addition, all other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may” and similar expressions.

Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; the current and potential adverse impacts of the COVID-19 pandemic, including the status of the pandemic and future waves and any associated policies around current business restrictions, shelter-in-place orders or gatherings of individuals; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Annual Information Form and Annual Report to Shareholders, each dated February 24, 2021, Form 40-F dated February 25, 2021, the MD&A and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3; by email request to invest@suncor.com; by calling 1-800-558-9071; or by referring to suncor.com/FinancialReports or to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor Energy is Canada's leading integrated energy company, with a global team of over 30,000 people. Suncor's operations include oil sands development, production and upgrading, offshore oil and gas, petroleum refining in Canada and the US, and our national Petro-Canada retail distribution network (now including our Electric Highway network of fast-charging EV stations). A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is responsibly developing petroleum resources, while profitably growing a renewable energy portfolio and advancing the transition to a low-emissions future. Suncor is listed on the UN Global Compact 100 stock index. Suncor's common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

Legal Advisory – BOEs

Certain natural gas volumes have been converted to barrels of oil equivalent (boe) on the basis of one barrel to six thousand cubic feet. Any figure presented in boe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six thousand cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @Suncor or Living our Purpose.

A full copy of Suncor's second quarter 2021 Report to Shareholders and the financial statements and notes (unaudited) can be downloaded at suncor.com/financialreporting.

To listen to the conference call discussing Suncor's second quarter results, visit suncor.com/webcasts.

Media inquiries:

1-833-296-4570

media@suncor.com

Investor inquiries:

800-558-9071

invest@suncor.com

1 Beginning in the first quarter of 2021, the company has revised its calculation of operating earnings, a non-GAAP financial measure, to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value to better align the earnings impact of the activity with the underlying items being risk-managed. Prior period comparatives have been restated to reflect this change.

2 Sources: IHS Markit and Statistics Canada.